FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

8 March 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Announcement of appointment of Willie Walsh as Chief Executive of British Airways

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 8 March 2005

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Announcement of appointment of Willie Walsh as Chief Executive of British Airways Plc

WILLIE WALSH TO BE APPOINTED CHIEF EXECUTIVE

British Airways today announced the appointment of Willie Walsh as its new chief executive officer.

Mr Walsh, previously CEO of Aer Lingus, begins as chief executive designate on May 3. Rod Eddington will retire at the end of September at which stage Mr Walsh will become chief executive.

Martin Broughton, the airline's chairman, said: "Willie has an outstanding reputation in the airline industry around the world for the way in which he transformed the fortunes of Aer Lingus from a high-cost underperforming carrier into a successful and profitable entity.

"Many commentators have rightly said that Rod Eddington will be a hard act to follow but I am completely confident that in Willie we have captured the very best person for the job.

"Rod has performed miracles at British Airways and he will leave us with the best wishes of the board, the workforce and our shareholders. Rod has transformed our business beyond recognition through his determined focus to drive out costs whilst ensuring the airline never loses sight of the highest standards of customer service.

"Following the tragedies of 9/11 many commentators expected Aer Lingus to follow airlines such as Swissair and Sabena into oblivion but Willie salvaged the Irish carrier and saved thousands of jobs.

"Willie was determined that Aer Lingus had to provide what its customers demanded and that was a low price for an air ticket. At British Airways he will focus his efforts and energies on what our customer base demands which are quality service and value for money."

Rod Eddington said: "I am delighted that Willie has agreed to join British Airways and replace me as CEO and I look forward to working with him during our handover."

Willie Walsh said: "This is an outstanding opportunity to be at the helm of what many people see as the best airline in the world and I'm very excited at the prospect of joining the team."

Irish-born Willie Walsh, 43, joined Aer Lingus as a 17 year old cadet pilot in 1979 and worked through the ranks to become a captain in 1990.

He was appointed as CEO of Futura, Aer Lingus' charter airline in Spain in 1998. Willie returned to Dublin as Aer Lingus' chief operating officer in 2000 and became CEO in the aftermath of 9/11.

Married with one nine year old daughter, Willie has an MSc in management and business administration from Trinity College, Dublin which he undertook whilst working as a pilot for Aer Lingus.

ends

March 8, 2005